

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2012

Via E-mail
M. Ann Courtney
President
BLVD Holdings, Inc.
3500 West Olive Avenue, 3rd Floor
Burbank, CA 91505

> **Re: BLVD Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 11, 2012**
> **File No. 333-183370**

Dear Ms. Courtney:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

We have considered your response letter dated September 11, 2012. Although we note the disclosed sale of your first film script, your disclosure indicates that you are a development stage company with the principal business objective of acquiring and developing assets in the fashion, clothing and entertainment industries. For example, page four of the prospectus says your principal business objective relates to "judiciously developing, selecting, acquiring and managing assets capable of providing dynamic growth potential." The company's business plan does not appear focused upon the development and sale of film scripts. Instead, the primary purpose of your company is to acquire and develop unidentified assets in a variety of industries. The prospectus consequently does not inform potential investors about the nature of your future business activities. In view of the foregoing, it appears that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise the registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, please revise the prospectus to include appropriate disclosure to demonstrate your status as a non-blank check company as well as a specific plan of operations.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

You may contact Adam F. Turk at (202) 551-3657 if you have any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Matthew McMurdo, Esq.